[BCE INC. LOGO] NEWS RELEASE

For Immediate Release

BCE announces closing of $345 million preferred share offering

MONTRÉAL, July 5, 2011 – BCE Inc. (TSX, NYSE: BCE) announced today that it has closed its previously announced public offering of Cumulative Redeemable First Preferred Shares, Series AK (series AK preferred shares), by a syndicate of underwriters led by CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. As a result of the underwriters exercising in full their option to purchase an additional 1,800,000 series AK preferred shares, BCE issued 13,800,000 series AK preferred shares for gross proceeds of $345 million. The series AK preferred shares will begin trading on the TSX today under the symbol BCE.PR.K.

The series AK preferred shares will pay on a quarterly basis (with the first quarterly dividend to be paid September 30, 2011), for the initial fixed rate period ending December 30, 2016, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 4.15%. The dividend rate will be reset on December 31, 2016 and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus 1.88%. The series AK preferred shares will be redeemable by the issuer on December 31, 2016 and on December 31 every five years thereafter, in accordance with their terms.

Holders of the series AK preferred shares will have the right, at their option, to convert their shares into Cumulative Redeemable First Preferred Shares, Series AL, (series AL preferred shares) subject to certain conditions, on December 31, 2016 and on December 31 every five years thereafter. Holders of the series AL preferred shares will be entitled to receive quarterly floating adjustable cash dividends as and when declared by the Board of Directors of BCE, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 1.88%.

The net proceeds of this offering will be used for general corporate purposes.

The series AK preferred shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered, sold, or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirement of such Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs: Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bell.ca/letstalk.

Bell is wholly owned by BCE Inc. BCE shares are listed in Canada and the United States. For BCE corporate information, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca. For Bell Media, please visit www.bellmedia.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
514 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca